UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39151

EHANG HOLDINGS LIMITED

11/F Building One, EHang Technology Park

No. 29 Bishan Blvd., Huangpu District

Guangzhou, 510700

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Adoption of 2023 Share Incentive Plan

To promote the success and enhance the value of EHang Holdings Limited (the “Company”), on December 22, 2023, the Company’s board of directors (the “Board”) approved the 2023 Share Incentive Plan (the “2023 Plan”), which became effective on December 22, 2023.

The maximum number of shares of the Company available for issuance pursuant to all awards under the 2023 Plan shall initially be 3,782,555 (the “Maximum Number”). On the first day of each of the subsequent fiscal years during the term of the 2023 Plan starting from January 1, 2024, the Maximum Number shall automatically increase by an amount determined by the Board that is equal to no more than three percent (3%) of the total number of shares outstanding on the last day of the immediately preceding fiscal year. If the Board does not determine such amount of increase by the first day of each of the subsequent fiscal years, the Maximum Number shall automatically increase by three percent (3%) of the total number of shares outstanding on the last day of the immediately preceding fiscal year.

The above description of the material terms of the 2023 Plan is qualified in its entirety by reference to the Company’s 2023 Plan, which is included as Exhibit 4.1 hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

4.1	EHang Holdings Limited’s 2023 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EHang Holdings Limited

By:	/s/ Conor Chia-hung Yang
Name:	Conor Chia-hung Yang
Title:	Chief Financial Officer

Date: December 22, 2023